CUSIP NO. 13089P101	13D	Page 1 of 11

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 3)

Calithera Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13089P101

(CUSIP Number)

Matthew Potter

c/o Delphi Ventures

160 Bovet Road, Suite #408

San Mateo, CA 94402

(650) 854-9650

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 13089P101	13D	Page 2 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Ventures VIII, L.P. (“Delphi VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,403,238 shares, except that Delphi Management Partners VIII, L.L.C. (“DMP VIII”), the general partner of Delphi VIII, may be deemed to have sole power to vote these shares, and James J. Bochnowski (“Bochnowski”), David L. Douglass (“Douglass”), Deepika R. Pakianathan (“Pakianathan”) and Douglas A. Roeder (“Roeder”), the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,403,238 shares, except that DMP VIII, the general partner of Delphi VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,403,238
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 13089P101	13D	Page 3 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi BioInvestments VIII, L.P. (“DBI VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
23,464 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to vote these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
23,464 shares, except that DMP VIII, the general partner of DBI VIII, may be deemed to have sole power to dispose of these shares, and Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	23,464
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 13089P101	13D	Page 4 of 11

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Delphi Management Partners VIII, L.L.C. (“DMP VIII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole voting power with respect to such shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. DMP VIII is the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have sole power to dispose of these shares, except Bochnowski, Douglass, Pakianathan and Roeder, the managing members of DMP VIII, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,426,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 13089P101	13D	Page 5 of 11

1	NAME OF REPORTING PERSON James J. Bochnowski (“Bochnowski”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Bochnowski is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,426,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 13089P101	13D	Page 6 of 11

1	NAME OF REPORTING PERSON David L. Douglass (“Douglass”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Douglass is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,426,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 13089P101	13D	Page 7 of 11

1	NAME OF REPORTING PERSON Deepika R. Pakianathan (“Pakianathan”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 48,583 shares, all of which are issuable pursuant to outstanding options exercisable within 60 days of November 8, 2019.
6	SHARED VOTING POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 48,583 shares, all of which are issuable pursuant to outstanding options exercisable within 60 days of November 8, 2019.
8	SHARED DISPOSITIVE POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Pakianathan is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,475,285
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.6%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 13089P101	13D	Page 8 of 11 Pages

1	NAME OF REPORTING PERSON Douglas A. Roeder (“Roeder”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		2,426,702 shares, of which 2,403,238 shares are directly owned by Delphi VIII and 23,464 shares are directly owned by DBI VIII. Roeder is a managing member of DMP VIII, the general partner of each of Delphi VIII and DBI VIII, and may be deemed to have shared power to dispose of these shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,426,702
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	4.5%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 13089P101	13D	Page 9 of 11 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 3 supplements and amends the Schedule 13D that was originally filed on October 9, 2014 and amended by Amendment No. 1 filed on June 7, 2017 and Amendment No. 2 filed on February 14, 2017 (as amended, the “Original Schedule 13D”) to reflect changes resulting solely from the impact of changes in the number of outstanding shares of the common stock, par value $0.0001 per share (the “Common Stock”), of Calithera Biosciences, Inc., a Delaware corporation (the “Company”) in connection with a follow-on public offering (the “Follow-On Offering”) and sales of Common Stock under an at-the-market offering program (the “ATM Offering”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 343 Oyster Point Blvd., Suite 200, South San Francisco, California 94080.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)     Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person, which is based on 53,775,304 shares of Common Stock outstanding as of November 8, 2019. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Although none of the Reporting Persons acquired any shares of Common Stock from the date of the Original Schedule 13D through November 8, 2019 (the “Interim Period”), during the Interim Period there was a material change in the percentage of Common Stock that the Reporting Persons are deemed to beneficially own as a result of the Follow-On Offering and the ATM Offering.

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Company during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of Delphi VIII and DBI VIII, and the limited liability company agreement of DMP VIII, the partners and the members of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member.

(e)        The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on November 8, 2019.

CUSIP NO. 13089P101	13D	Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2020

DELPHI MANAGEMENT PARTNERS VIII, L.L.C.		JAMES J. BOCHNOWSKI

DELPHI VENTURES VIII, L.P.		DAVID L. DOUGLASS
By:	Delphi Management Partners VIII, L.L.C.
	General Partner	DEEPIKA R. PAKIANATHAN

DELPHI BIOINVESTMENTS VIII, L.P.		DOUGLAS A. ROEDER
By:	Delphi Management Partners VIII, L.L.C.
General Partner

By:	/s/ Matthew T. Potter	By:	/s/ Matthew T. Potter
	Matthew T. Potter, Chief Financial Officer/Attorney-		Matthew T. Potter, Chief Financial Officer/Attorney-
	In-Fact for the above-listed entities*		In-Fact for the above-listed individuals*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 13089P101	13D	Page 11 of 11 Pages

Exhibit A

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Calithera Biosciences, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.